Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

For the year ended December 31,	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$497	$(1,816)	$324	$1,063	$548
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	-	-	-	-	-
Equity loss (income)	18	(12)	(99)	(127)	(54)
Fixed charges added to earnings	512	493	533	568	532
Distributed income of less than 50 percent-owned persons	86	89	101	100	33
Amortization of capitalized interest:
Consolidated	47	46	44	43	39
Proportionate share of 50 percent-owned persons	-	-	-	-	-

Total earnings	$1,160	$(1,200)	$903	$1,647	$1,098

Fixed Charges:
Interest expense:
Consolidated	$473	$453	$490	$524	$494
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	473	453	490	524	494

Amount representative of the interest factor in rents:
Consolidated	39	40	43	44	38
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	39	40	43	44	38

Fixed charges added to earnings	512	493	533	568	532

Interest capitalized:
Consolidated	56	99	93	102	96
Proportionate share of 50 percent-owned persons	-	-	-	-	-

	56	99	93	102	96

Preferred stock dividend requirements of majority-owned subsidiaries	-	-	-	-	-

Total fixed charges	$568	$592	$626	$670	$628

Ratio of earnings to fixed charges	2.0	(A )	1.4	2.5	1.7

(A) For the year ended December 31, 2013, there was a deficiency of earnings to cover the fixed charges of $1,792.